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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: January 28, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream enables Dexit to offer first to market consumer electronic payment service

Customized application development and managed hosting services help Dexit deliver new 'cashless' transactions to downtown Toronto shoppers

TORONTO, ON (January 28, 2004) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider, today announced that it has successfully implemented a full communication solution with Dexit™ Inc. The solution includes application development, hosting, and support for Dexit's unique consumer electronic payment service which allows consumers to conveniently and quickly purchase goods and services under $25 with the tap of an electronic tag, linked to a prepaid account, at the point of purchase. This convenient and innovative mini-payment service is the first of its kind in Canada.

Allstream's IT Services division, in collaboration with Dexit, developed a completely customized, online financial infrastructure to securely receive, process and administer the Dexit service. This online financial transaction processing system was developed within an extremely aggressive timeline and rolled-out to 30 major downtown Toronto merchants in September 2003.

In addition, to help Dexit provide an exceptional customer experience that builds long-term relationships, Allstream partnered with a leading outsourced contact centre provider to provide Dexit's customer support function. Allstream and Dexit designed and implemented a tailored customer support solution — including toll free call centre service so Dexit users can easily make inquiries or report the loss of their Dexit tag — to assist Dexit through the initial roll-out, customer acquisition and on-going support stages.

"The Allstream team understood our business priorities, including the need to roll-out a reliable, high quality service on schedule to gain awareness and credibility with consumers and merchants," said Renah Persofsky, Chief Executive Officer, Dexit Inc. "They were dedicated to being a partner in our success, and equally committed to launching a fully-functional service on deadline, and providing customized full service communication solutions to meet the business and technology challenges we faced."

"By leveraging our in-depth technical and financial expertise, we were able to quickly deliver an innovative solution that allows Dexit to offer a unique and convenient electronic payment service that's the first of its kind in Canada," said Dean Prevost, President, IT Services, Allstream. "From our IT architectural skills, to our network and customer contact centre expertise, through our infrastructure management capabilities, we built a solution that brought Debit Express to market on-time, with the flexibility to grow as it becomes the preferred way for consumers to make small value purchases."

Dexit plans to expand the service to more locations and merchants throughout the downtown Toronto core, and the Greater Toronto Area and to additional Canadian cities in 2004.

About Allstream

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About Dexit

        Toronto-based Dexit Inc. develops, implements and manages a new prepaid electronic payment service. The Dexit(TM) Service allows consumers to conveniently and quickly pay for goods and services by tapping an electronic tag on a terminal at a merchant location. The payment is completed in seconds. The company was founded in 2001, and the Dexit Service was introduced in 2003. For more information, visit the company's website at http://www.dexit.com.

For additional information, please contact:

Media:
May Chong, Allstream
416-345-2342, may.chong@allstream.com

Denny Allen, Dexit
416-703-6462 x-281

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES